UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 27, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer

Banco Santander (Brasil) S.A.

9M10 IFRS Results

October 28th, 2010

Santander

Table of Contents

Macroeconomic Scenario

Economy resumes growth in 2010

GDP (year-on-year growth %)


6.1
5.1
-0.2
7.8
4.5
2007
2008
2009
2010(e)
2011(e)

Interest Rate - Selic (%)


11.25
13.75
8.75
10.75
13.00
2007
2008
2009
2010(e)
2011(e)

Inflation (IPCA %)


4.5
5.9
4.3
5.2
5.0
2007
2008
2009
2010(e)
2011(e)

Exchange Rate – (R$/US$)


1.77
2.34
1.74
1.80
1.85
2007
2008
2009
2010(e)
2011(e)

Sources: The Brazilian Central Bank, IBGE and Santander Research Estimates

Santander

Table of Contents

Santander is the 3rd largest Brazilian private bank in total assets, with a market share[1] in loans of 11% in the Brazilian banking system

9M10	R$ million
Loans	153,998
Funding from Clients[2]	145,797
Funding from Clients[2] + AUM	253,102
Net Profit	5,464

Strong distribution platform…

Bank with **one of the highest numbers of point of sales** in **South/Southeast** (73% of GDP)

2,127	1,496	18,124
Branches	Mini branches	ATM's

- ✓ **+10.6 million current accounts[3]**, an increment of 331 thousand current accounts in 9M10
- ✓ **Opening of 30 branches in the quarter**

Market share
Number of branches
September/2010


Total Country
Market Share: 12%
North: 5% of GDP
Market Share: 5%
Northeast: 13% of GDP
Market Share: 7%
Middle-west: 9% of GDP
Market Share: 6%
Southeast: 57% of GDP
Market Share: 16%
South: 16% of GDP
Market Share: 9%

Source: The Brazilian Central Bank and IBGE. GDP date: 2007
1. Santander's market share in total loans of private sector: 17% (sep/10)
2. Demand Deposits + Time Deposits + Savings + Debentures + Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)
3. Current accounts within 30 days, according to Central Bank as of sep/2010

Santander

Customer base



Customers (thousand)
9.9%
2.5%
21,926
23,514
24,092
Sep.09
Jun.10
Sep.10



Current accounts[1] (thousand)
5.1%
0.6%
10,054
10,503
10,571
Sep.09
Jun.10
Sep.10

1. Current accounts within 30 days, according to Central Bank.

Santander

Santander Acquiring / "Conta Integrada"

Better than expected results in the first 6 months of operation


FINANCIAL SERVICES
ACQUIRING SERVICES

Santander Acquiring

Credit	✓ Revenues: R$ 400 Million ✓ Number of transactions: 4.3 Million
Debit	✓ Revenues: R$ 200 Million ✓ Number of transactions: 4.7 Million
TOTAL	✓ Revenues: R$ 600 Million ✓ Number of transactions: 9 Million

	Results Sep/10	Target 2012	(%)
Affiliated Merchants (thousand)	75	300	25.0%
New Accounts (thousand)	15	150	10.0%

- Package with **high fidelity driver;**
- **6 months of operation** with the **Mastercard** brand and **2 months of operation** with the **Visa** brand;
- Most of the Loans were made with **Small and Medium Companies;**

Integration Process - Status

1st and 2nd Stages concluded | **3rd Stage**

Aug/08 ↔ Jun/10 ↔ Dec/10 ↔ 1H11

1. **Senior Management Integrated** ✓
2. **Centralized areas integrated** ✓
   - Risk Management, Human Resources, Marketing Auditing financial Control, Compliance, etc.
3. **Wholesale, Private & Asset integrated** ✓
   - GB&M, Corporate and Middle
4. **Credit card system** ✓
5. **ATMs integrated** ✓
   - ATMs platform
   - Upgrade on branches infrastructure
6. **Insurance System** ✓
7. **New commercial model** ✓

Re-branding

8. **Re-branding** — **November**
9. **Unified Customer Services**
   - 95% of volume
10. **Tests and Simulations** — **Technology migration**

Integration Process - Synergies

Synergies


R$ million
+145
800
1,000
1,200
1,400
1,545
2009
1Q10
2Q10
3Q10
3Q10
Estimates
Obtained

We obtained cost synergies of

R$ 1,545 million

R$ 145 million above expectations

Table of Contents

Managerial Loan Portfolio[1] - IFRS

R$ billion


15.8%
5.1%
132.9
138.4
139.9
146.5
154.0
-0.9%
4.1%
1.1%
4.7%
5.1%
sep.09
dec.09
mar.10
jun.10
sep.10
Q-o-Q Var.


Corporate 28%
Individuals 31%
SMEs 23%
Consumer Finance 17%

R$ million	Sep.10	Sep.09	Y-o-Y Variation	Q-o-Q Variation
Individuals	48,299	42,306	14.2%	5.2%
Consumer Finance	26,455	24,457	8.2%	1.3%
SMEs	35,778	31,188	14.7%	10.9%
Corporate	43,466	34,998	24.2%	2.9%
Total IFRS	**153,998**	**132,949**	**15.8%**	**5.1%**
Total IFRS including acquired portfolio[2]	**158,383**	**134,901**	**17.4%**	**5.6%**

1. Loans for the year 2009 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 2010
2. Considers Portfolios acquired from other banks: R$ 4,385 million in Sep/10 (R$ 941 million in 3Q10) and R$ 1,952 million in Sep/09 (R$ 139 million in 3Q09)

Managerial Loan Portfolio - BR GAAP[1]

R$ billion


16.8%
5.5%
136.2
142.0
144.1
150.8
159.1
-0.7%
4.2%
1.5%
4.7%
5.5%
sep.09
dec.09
mar.10
jun.10
sep.10
Q-o-Q Var.

R$ million	Sep.10	Sep.09	Y-o-Y Variation	Q-o-Q Variation
Individuals	52,606	44,171	19.1%	6.8%
Consumer Finance	29,059	26,455	9.8%	1.8%
SMEs	35,778	31,188	14.7%	10.9%
Corporate	41,642	34,430	20.9%	2.2%
Total BR GAAP	**159,085**	**136,244**	**16.8%**	**5.5%**


Corporate
26%
Individuals
33%
SMEs
23%
Consumer
Finance
18%

1. The credit portfolio in BR GAAP is higher than in IFRS because it includes loan portfolio acquired from other banks and consolidates the credit portfolio of our consumer finance joint ventures

Santander

Loan by Products - IFRS

Payroll, Mortgage and Credit Cards Loans are the main highlights

Payroll Loans[1]


R$ million
40.8%
9,600
13,517
Sep.09
Sep.10

Auto Loans to Individuals


R$ million
7.2%
22,095
23,691
Sep.09
Sep.10

Credit Cards to Individuals


R$ million
26.0%
7,447
9,383
Sep.09
Sep.10

Mortgage[2]


R$ million
30.7%
8,593
11,233
3,606
5,119
4,987
6,114
42.0%
22.6%
Sep.09
Sep.10
Individuals
Corporate

1. Considers Portfolios acquired from other banks: R$ 4,385 million in Sep/10 (R$ 941 million in 3Q10) and R$ 1,952 million in Sep/09 (R$ 139 million in 3Q09)
2. Includes loans to Individuals and Corporate

Santander

Deposits and Assets Under Management (AUM)

R$ billion


4.1%
3.2%
243.1
239.5
240.3
245.2
253.1
93.1
98.4
106.6
109.5
107.3
150.0
141.1
133.8
135.7
145.8
Sep.09
Dec.09
Mar.10
Jun.10
Sep.10
AUM
Funding from Clients[1]


Demand 6%
Savings 11%
Time 26%
Others[1] 15%
AUM 42%

R$ million	Sep.10	Sep.09	Y-o-Y Variation	Q-o-Q Variation
Demand	14,820	13,516	9.6%	6.7%
Savings	27,903	22,860	22.1%	4.4%
Time	65,957	87,821	-24.9%	9.8%
Others[1]	37,117	25,810	43.8%	5.8%
Funding from Clients	**145,797**	**150,007**	**-2.8%**	**7.4%**
AUM	107,305	93,114	15.2%	-2.0%
Total	**253,102**	**243,121**	**4.1%**	**3.2%**

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

Table of Contents

Highlights

- **Commercial activities accelerate in the quarter**, driven by key segments
- **Sound results**:
  - Net profit of R$ R$ 5.5 billion in 9M10 (+39% versus 9M09)
  - Net profit of R$ R$ 1.9 billion in 3Q10 (+10% versus 2Q09)
- **Net profit increase** driven by **better quality**:
  - Increase in Net Interest Income and Net Fees
  - General expenses below inflation
- **Improvement of asset quality** with comfortable coverage ratio
- **Performance Ratios improved in 12 months**

Results IFRS: Net profit evolution

R$ million

9M10 net profit rose 39% in 12 months


39.5%
3,917
5,464
9M09
9M10
31.5%
9.6%
1,472
1,766
1,935
3Q09
2Q10
3Q10

Santander

Total Revenues

R$ Million


7.8%
4.6%
7,598
7,776
8,032
7,832
8,193
386
260
577
257
380
1,556
1,666
1,622
1,710
1,776
5,656
5,850
5,833
5,865
6,037
3Q09
4Q09
1Q10
2Q10
3Q10
Net Interest Income
Net Fees
Others¹

	9M10	9M09	Y-o-Y Variation	Q-o-Q Variation
Net Interest Income	17,735	16,317	8.7%	2.9%
Net Fees	5,108	4,572	11.7%	3.9%
Subtotal	**22,843**	**20,889**	**9.4%**	**3.1%**
Others[1]	1,214	1,468	-17.3%	47.9%
Total Revenues	**24,057**	**22,357**	**7.6%**	**4.6%**

1. Results from Financial Operations excluding the fiscal effect of Cayman hedge + Others

Net Fees

R$ Million


14.1%
3.9%
1,556
1,666
1,622
1,710
1,776
3Q09
4Q09
1Q10
2Q10
3Q10

	9M10	9M09	Y-o-Y Variation	Q-o-Q Variation
Banking fees	1,781	1,834	-2.9%	-0.8%
Insurance, Pension Funds and Capitalization	1,102	859	28.3%	0.0%
Asset Management	643	548	17.3%	10.5%
Credit and Debit Cards	698	554	26.0%	13.7%
Collection services	379	375	1.1%	-1.6%
Capital Market	364	274	32.8%	4.8%
Trade (COMEX)	358	302	18.5%	8.1%
Others[1]	(217)	(174)	24.7%	-4.9%
Total	**5,108**	**4,572**	**11.7%**	**3.9%**

1. Include taxes and others

Total Revenues Net of Allowance for Loan Losses

R$ Million


25.4%*
14.4%
5,090
5,628
5,629
5,581
6,382
7,598
7,776
8,032
7,832
8,193
(2,508)
(2,148)
(2,403)
(2,251)
(1,811)
(500)
3,008
3Q09
4Q09
1Q10
2Q10
3Q10
Total Revenues¹
Allowance for loan losses²
Additional Provision

	9M10	9M09	Y-o-Y Variation	Q-o-Q Variation
Total Revenues	24,057	22,357	7.6%	4.6%
Allowance for loan losses¹	(6,465)	(7,834)	-17.5%	-19.5%
Total Revenues Net of Allowance for loan losses	**17,592**	**14,523**	**21.1%**	**14.4%**

1. Net Interest Income + Net Fees + Results from Financial Operations excluding the fiscal effect of Cayman hedge + Others
2. Includes recoveries of written-off credits
(*) Adjusted disregarding the Additional Provision

Santander

General Expenses and Amortization


R$ Million
4.8%
3.0%
3,013
3,158
2,941
3,067
3,158
339
265
286
293
309
2,674
2,893
2,655
2,774
2,849
3Q09
4Q09
1Q10
2Q10
3Q10
Depreciation and Amortization
General Expenses

	9M10	9M09	Y-o-Y Variation	Q-o-Q Variation
Other General Expenses	4,030	4,013	0.4%	1.2%
Personnel Expenses	4,248	4,041	5.1%	4.2%
Depreciation and Amortization	888	984	-9.8%	5.5%
Total	**9,166**	**9,038**	**1.4%**	**3.0%**

Performance Ratios -IFRS


Efficiency Ratio[1] (%)
-1.6 p.p.
36.0
34.4
9M09
9M10


Recurrence[2] (%)
4.9 p.p.
56.8
61.7
9M09
9M10


ROAE (adjusted)[3] (%)
-4.8 p.p.
22.1
17.3
9M09
9M10

1. General Expenses excluding amortization / Total Revenue excluding Cayman hedge
2. Net Fee/General Expenses excluding amortization
3. Excludes goodwill on acquired companies (Banco Real and Real Seguros Vida e Previdência)

Santander

Table of Contents

Allowance for Loan Losses[1] - IFRS

R$ Million



-27.8%*
-19.5%
3.008
500
2,508
2,148
2,403
2,251
1,811
3Q09
4Q09
1Q10
2Q10
3Q10
Additional Provision

	9M10	9M09	Y-o-Y Variation	Q-o-Q Variation
Allowance for loan losses	6,465	7,834	-17.5%	-19.5%

1. Includes recoveries of written-off credits
(*) Adjusted disregarding the Additional Provision

Quality of Loan Portfolio - IFRS

Delinquency ratio[1] (%)


9.7
9.3
8.8
8.2
7.9
7.7
7.2
7.0
6.6
6.1
6.1
5.3
5.3
5.1
4.5
3Q09
4Q09
1Q10
2Q10
3Q10
Individuals
Corporate
Total

Coverage ratio[2] (%)


101%
102%
103%
102%
101%
3Q09
4Q09
1Q10
2Q10
3Q10

1. (Nonperforming loans over 90 days + performing loans with high delinquency risk) / managerial loan portfolio
2. Allowance for Loan Losses / nonperforming loans over 90 days + performing loans with high delinquency risk

Quality of Loan Portfolio - BR GAAP

Delinquency Over 90[1] (%)


7.9
7.8
7.2
6.7
6.2
6.5
5.9
5.4
4.7
4,2
5.3
4.2
3.7
3.0
2.5
3Q09
4Q09
1Q10
2Q10
3Q10
Individuals
Corporate
Total

NPL Over 60[2] (%)


9.4
9.2
8.7
8.0
7.4
7.7
6.8
6.4
5.6
5.0
6.1
4.7
4.4
3.6
2.9
3Q09
4Q09
1Q10
2Q10
3Q10
Individuals
Corporate
Total

Coverage Ratio Over 90[3]


108%
113%
120%
128%
133%
3Q09
4Q09
1Q10
2Q10
3Q10

1. Nonperforming loans over 90 days / total loans BR GAAP
2. Nonperforming loans over 60 days / total loans BR GAAP
3. Allowance for Loan Losses / (nonperforming loans for over 90 days + performing loans with high delinquency risk)

Santander

Table of Contents

Conclusion

Commercial activity accelerates

- Loan portfolio expansion in 3Q10 driven by key segments:
  - SMEs: -2% 1Q10; 4.7% 2Q10 and 10.9% 3Q10 (Q-o-Q Variation)
  - Individuals: 1.8% 1Q10; 4.4% 2Q10 and 5.2% 3Q10 (Q-o-Q Variation)
- Deposits upturn in 3Q10

Total Revenues Net of Allowance for Loan Losses increases 17% in 9M10

- Fourth consecutive quarterly decline in delinquency rates
- Credit costs declines with comfortable coverage ratios

9M10 Net Profit of R$ 5.5 billion, up 39% in 12 months

- Sound Increase in Net Fees and upturn in Net Interest Income growth
- Costs under control with synergies

Infrastructure Expansion

- Opening of 30 branches in the quarter

ANNEXES

- Income Statement and Balance Sheet – IFRS
- Income Statement – BR GAAP

Quarterly Managerial[1] Income Statement – IFRS

R$ million

Income Statements	3Q09	4Q09	1Q10	2Q10	3Q10
- Interest and Similar Income	9,731	9,841	9,278	9,839	10,603
- Interest Expense and Similar	(4,075)	(3,991)	(3,445)	(3,974)	(4,566)
Interest Income	**5,656**	**5,850**	**5,833**	**5,865**	**6,037**
Income from Equity Instruments	7	8	4	14	2
Income from Companies Accounted for by the Equity Method	33	5	10	13	11
Net Fee	1,556	1,666	1,622	1,710	1,776
- Fee and Commission Income	1,797	1,888	1,841	1,929	2,029
- Fee and Commission Expense	(241)	(222)	(219)	(219)	(253)
Gains/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	240	306	608	290	472
Other Operating Income (Expenses)	106	(59)	(45)	(60)	(105)
Total Income	**7,598**	**7,776**	**8,032**	**7,832**	**8,193**
General Expenses	(2,674)	(2,893)	(2,655)	(2,774)	(2,849)
- Administrative Expenses	(1,345)	(1,423)	(1,300)	(1,357)	(1,373)
- Personnel espenses	(1,329)	(1,470)	(1,355)	(1,417)	(1,476)
Depreciation and Amortization	(339)	(265)	(286)	(293)	(309)
Provisions (net)[2]	(1,190)	(482)	(629)	(290)	(674)
Impairment Losses on Financial Assets (net)	(3,844)	(2,125)	(2,407)	(2,214)	(1,818)
- Allowance for Loan Losses[3]	(3,008)	(2,148)	(2,403)	(2,251)	(1,811)
- Impairment Losses on Other Assets (net)	(836)	23	(4)	37	(7)
Net Gains on Disposal of Assets	2,280	34	117	48	35
Net Profit before taxes	**1,831**	**2,045**	**2,172**	**2,309**	**2,578**
Income Taxes	(359)	(454)	(409)	(543)	(643)
Net Profit	**1,472**	**1,591**	**1,763**	**1,766**	**1,935**

1. Does not consider the fiscal effect of Cayman hedge
2. Includes provision for tax contingencies and legal obligations
3. Includes recovery of credits written off as losses

Santander

Managerial[1] Income Statement – IFRS

R$ million

Income Statements	9M10	9M09	Var Y-o-Y ABS	Var Y-o-Y %
- Interest and Similar Income	29,720	29,502	218	0.7%
- Interest Expense and Similar	(11,985)	(13,185)	1,200	-9.1%
Interest Income	**17,735**	**16,317**	**1,418**	**8.7%**
Income from Equity Instruments	20	22	(2)	-9.1%
Income from Companies Accounted for by the Equity Method	34	290	(256)	-88.3%
Net Fee	5,108	4,572	536	11.7%
- Fee and Commission Income	5,799	5,260	539	10.2%
- Fee and Commission Expense	(691)	(688)	(3)	0.4%
Gains/Losses on Financial Assets and Liabilities and Exchange Rate Diferences	1,370	1,213	157	12.9%
Other Operating Income (Expenses)	(210)	(57)	(153)	268.4%
Total Income	**24,057**	**22,357**	**1,700**	**7.6%**
General Expenses	(8,278)	(8,054)	(224)	2.8%
- Administrative Expenses	(4,030)	(4,013)	(17)	0.4%
- Personnel espenses	(4,248)	(4,041)	(207)	5.1%
Depreciation and Amortization	(888)	(984)	96	-9.8%
Provisions (net)[2]	(1,593)	(2,999)	1,406	-46.9%
Impairment Losses on Financial Assets (net)	(6,439)	(8,743)	2,304	-26.4%
- Allowance for Loan Losses[3]	(6,465)	(7,835)	1,370	-17.5%
- Impairment Losses on Other Assets (net)	26	(908)	934	n.a
Net Gains on Disposal of Assets	200	3,369	(3,169)	n.a
Net Profit before taxes	**7,059**	**4,946**	**2,113**	**42.7%**
Income Taxes	(1,595)	(1,029)	(566)	55.0%
Net Profit	**5,464**	**3,917**	**1,547**	**39.5%**

1. Does not consider the fiscal effect of Cayman hedge
2. Includes provision for tax contingencies and legal obligations
3. Includes recovery of credits written off as losses

Santander

Balance Sheet - Total Assets – IFRS

R$ million

Assets	Sep-09	Dec-09	Mar-10	Jun-10	Sep-10
Cash and Balances with the Brazilian Central Bank	21,261	27,269	36,835	42,344	53,361
Financial Assets Held for Trading	19,261	20,116	23,133	35,902	23,738
Other Financial Assets at Fair Value Through Profit or Loss	16,986	16,294	15,873	16,213	16,665
Available - for- Sale Financial Assets	44,763	46,406	37,183	42,579	40,627
Loans and Receivables	149,973	152,163	150,003	156,804	169,250
- Loans and advances to credit institutions	27,932	24,228	20,330	20,282	24,771
- Loans and advances to customers	132,343	138,005	139,678	146,308	153,995
- Impairment losses	(10,302)	(10,070)	(10,005)	(9,786)	(9,516)
Hedging derivatives	157	163	133	107	104
Non-current assets held for sale	53	171	41	93	86
Investments in associates	417	419	423	429	440
Tangible Assets	3,682	3,702	3,835	3,977	4,212
Intangible Assets:	30,982	31,618	31,587	31,630	31,667
- Goodwill	28,312	28,312	28,312	28,312	28,312
- Others	2,670	3,306	3,275	3,318	3,355
Tax Assets	15,058	15,779	14,834	15,250	15,258
Other Assets	3,642	1,872	2,169	1,918	2,223
Total Assets	**306,235**	**315,972**	**316,049**	**347,246**	**357,631**

Balance Sheet – Total Liabilities and Equity – IFRS

R$ million

Liabilities	Sep-09	Dec-09	Mar-10	Jun-10	Sep-10
Financial Liabilities Held for Trading	5,316	4,435	4,505	4,668	5,014
Other Financial Liabilities at Fair Value Through Profit or Loss	2	2	2	2	-
Financial liabilities at amortized cost	205,801	203,567	203,499	232,373	237,859
- Deposits from the Brazilian Central Bank	562	240	117	-	-
- Deposits from credit institutions	18,754	20,956	24,092	47,784	41,361
- Customer deposits	154,548	149,440	147,287	150,378	159,426
- Marketable debt securities	10,945	11,439	11,271	12,168	14,944
- Subordinated liabilities	11,149	11,304	9,855	10,082	9,432
- Other financial liabilities	9,843	10,188	10,877	11,961	12,696
Hedging derivatives	21	10	37	42	17
Liabilities for Insurance Contracts	13,812	15,527	16,102	16,693	17,893
Provisions[1]	11,555	9,480	9,881	9,662	9,910
Tax Liabilities	9,287	9,457	8,516	9,199	10,047
Other Liabilities	4,775	4,228	2,778	2,988	3,812
Total Liabilities	**250,569**	**246,706**	**245,320**	**275,627**	**284,552**
Shareholders' Equity	55,079	68,706	70,069	70,942	72,358
Minority Interests	5	1	1	3	7
Valuation Adjustments	582	559	659	674	714
Total Equity	**55,666**	**69,266**	**70,729**	**71,619**	**73,079**
Total Liabilities and Equity	**306,235**	**315,972**	**316,049**	**347,246**	**357,631**

1. Includes provision for pension and contingencies

Santander

Reconciliation IFRS x BRGAAP

R$ Million	3Q10	9M10
BR GAAP Net Profit	**1,016**	**3,032**
- Reversal of Goodwill amortization / Others	825	2,483
- PPA amortization	(10)	(77)
- Others	104	26
IFRS Net profit	**1,935**	**5,464**

Managerial[1] Income Statement – BR GAAP

R$ Million	9M10	9M09	Y-o-Y Var.	3Q10	2Q10	Q-o-Q Var.
Net Interest Income	17,918	16,368	9.5%	6,016	5,901	1.9%
Allowance for Loan Losses	(5,508)	(7,412)	-25.7%	(1,549)	(1,841)	-15.9%
Net Fees[2]	5,757	5,534	4.0%	2,031	1,905	6.6%
General Expenses[3]	(9,624)	(9,577)	0.5%	(3,318)	(3,195)	3.8%
Tax Expenses	(1,704)	(1,711)	-0.4%	(592)	(595)	-0.5%
Other Income (Expenses)[4]	(927)	(209)	343.5%	(591)	(241)	145.2%
Managerial Net Profit	**5,463**	**3,430**	**59.3%**	**1,826**	**1,812**	**0.8%**
Net Profit	**3,032**	**1,420**	**113.5%**	**1,016**	**1,002**	**1.4%**

1. Excludes amortization of goodwill. Includes the Cayman tax reclassification, interest on emissions and recoveries of written-off credits
2. Considers Income from Services Rendered and Income from Banking Fees
3. Considers Personnel Expenses, Other Administrative Expenses, and Profit Sharing
4. Considers Other Operating Income (expenses) and Nonoperating (expenses) income

Santander

Santander

Investor Relations (Brazil)
2,235 Juscelino Kubitschek Avenue - 10º floor
São Paulo | SP | Brazil | 04543-011
Phone. 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br

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